Exhibit 4.2
NOMINATION AND OBSERVER AGREEMENT
     This NOMINATION AND OBSERVER AGREEMENT is entered into as of December 16, 2005, by and among BioCryst Pharmaceuticals, Inc., a Delaware corporation, (the “Company”), and Kleiner Perkins Caufield & Byers Holdings, LLC, a Delaware limited liability company (“KPCB”).
RECITALS
     WHEREAS, Concurrently herewith KPCB is acquiring 1,114,414 shares of Common Stock of the Company (the “Purchased Shares”) pursuant to a Stock Purchase Agreement by and among the Company, KPCB and the other parties thereto, dated as of even date herewith (the “Stock Purchase Agreement”).
     WHEREAS, as an inducement to KPCB to enter into the Stock Purchase Agreement, the Company has agreed to grant the director nomination and board observer rights to KPCB.
     NOW, THEREFORE, in consideration of the mutual promises and covenants hereinafter set forth, the Company and KPCB each agree as follows:
     1. Director Nomination Rights.
          a. Board Designee. Concurrently herewith, the Company shall take all action necessary to: (i) increase the number of directors of the Company from ten (10) to eleven (11) directors; (ii) appoint one director designated by KPCB who shall initially be Beth Seidenberg to fill the additional director position (the “KPCB Designee”); and (iii) appoint the initial KPCB Designee to serve as a member of the third class of directors, with a term of office to expire at the annual meeting of the stockholders Company to be held in 2007. In connection with any stockholder solicitation or action relating to the election of the directors of the Company, the Company shall provide KPCB with thirty (30) days prior written notice of such solicitation or action. After receipt of such notice, KPCB may, by written notice sent to the Company within ten (10) days of receipt of such notice, request that the Company nominate, and the Company shall nominate, for election to the Company’s board of directors (the “Board of Directors”) the KPCB Designee. In the event that KPCB shall desire to appoint the KPCB Designee otherwise than in connection with a stockholder solicitation or action relating to the election of directors, then as soon as practicable upon written notice from KPCB, the Company shall appoint the KPCB Designee to the Board of Directors.
          b. Resignation and Removal. The KPCB Designee may resign from the Board of Directors at any time without notice but may not be removed from the Board of Directors by the Company without “Cause.” For purposes of this Section 1.2, the following shall constitute “Cause”: (i) any action by the KPCB Designee constituting fraud or embezzlement in the course of his tenure on the Board of Directors, (ii) any conviction of KPCB Designee of a felony which would materially and adversely interfere with the KPCB Designee’s ability to perform his or her duties as a member of the Board of Directors; (iii) continued gross neglect or willful refusal by the KPCB Designee to perform his or her duties hereunder for a period of ten (10) days following notice to the Investor Director of such inaction; or (iv) a material breach by the Investor Director of any other material obligations under this Agreement or the Company’s By-laws if such breach is not curable or, if curable, is not cured within thirty (30) days after written notice thereof by the Company to the Investor Director.
          c. Vacancies. In the event that any KPCB Designee shall cease to serve as a director of the Company for any reason, at the discretion of KPCB, the vacancy resulting therefrom shall be filled by another KPCB Designee.
          d. Equal Treatment. The Company shall provide the same compensation and rights and benefits of indemnity to the KPCB Designee as are provided to other non-employee directors.
     2. Audit Committee Observer Rights. In the event that the KPCB Designee is not a member of the audit committee of the Board of Directors, the KPCB Designee shall have the right to attend all meetings the audit committee in a non-voting observer capacity and, in this respect, shall be provided copies of all notices, minutes, consents and other audit committee members’ materials. In no event shall the failure to provide the notice described above invalidate in any way any action taken at a meeting of the audit committee.
     3. Miscellaneous.
          a. Termination. This Agreement shall terminate and have no further force or effect at such time as KPCB and its affiliates cease to beneficially own, in the aggregate, at least 560,000 shares of Common Stock of the Company, subject to proportional adjustments to reflect stock splits, combinations, subdivisions, or the like. The 371,472 shares of Common Stock originally purchased by KPTV, LLC pursuant to the Stock Purchase Agreement shall be deemed to not be beneficially owned by KPCB and its affiliates for the purposes of making such share ownership determination.
          b. Specific Enforcement. It is agreed and understood that monetary damages would not adequately compensate KPCB for the breach of this Agreement by any of the parties hereto, that this Agreement shall be specifically enforceable, and that any breach or threatened breach of this Agreement shall be the proper subject of a temporary or permanent injunction or restraining order. Further, the Company agrees to waive any claim or defense that there is an adequate remedy at law for such breach or threatened breach.
          c. Assignment. The rights and obligations of this Agreement shall bind and inure to the benefit of the parties and their respective successors and legal assigns.
          d. Governing Law; Consent to Jurisdiction. This Agreement shall be construed in accordance with and governed for all purposes by the laws of the State of Delaware applicable to contracts executed and to be wholly performed within such State. THIS AGREEMENT SHALL BE ENFORCED, GOVERNED AND CONSTRUED IN ALL RESPECTS IN ACCORDANCE WITH THE LAWS OF THE STATE OF DELAWARE, WITHOUT GIVING EFFECT TO ITS CONFLICTS OF LAWS PRINCIPLES. FURTHERMORE, THE PARTIES HERETO HEREBY IRREVOCABLY SUBMIT TO THE JURISDICTION OF THE COURTS OF THE STATE OF CALIFORNIA AND THE UNITED

STATES OF AMERICA FOR THE NORTHERN DISTRICT OF CALIFORNIA IN ANY LEGAL PROCEEDING ARISING OUT OF OR RELATING TO THIS AGREEMENT.
          e. Counterparts. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.
          f. Headings. The headings contained in this Agreement are for convenience of reference only and are not to be given any legal effect and shall not affect the meaning or interpretation of this Agreement.
          g. Notices. All notices, requests, demands, claims, and other communications hereunder shall be in writing and shall be delivered by certified or registered mail (first class postage pre-paid), guaranteed overnight delivery, or facsimile transmission if such transmission is confirmed by delivery by certified or registered mail (first class postage pre-paid) or guaranteed overnight delivery, to the following addresses and telecopy numbers (or to such other addresses or telecopy numbers which such party shall subsequently designate in writing to the other party):

(i)	if to the Company to:

BioCryst Pharmaceuticals, Inc.
2190 Parkway Lake Drive
Birmingham, AL 35244
Facsimile No. (205) 444-4640

(ii)	if to KPCB to:

Kleiner Perkins Caufield & Byers Holdings, LLC
2750 Sand Hill Road
Menlo Park, California 94025
Facsimile No. (650) 233-0300
Attention: John Denniston

With a copy to:
Fenwick & West LLP
801 California Street
Mountain View, CA 94041
Attention: Sayre E. Stevick, Esq.
Each such notice or other communication shall for all purposes of this Agreement be treated as effective or having been given when delivered if delivered by hand, by messenger or by courier, or if sent by facsimile, upon confirmation of receipt
          h. Amendments; Waiver. This Agreement may not be modified, amended, supplemented, canceled or discharged, except by written instrument executed by the Company and KPCB. No failure to exercise, and no delay in exercising, any right, power or privilege under this Agreement shall operate as a waiver, nor shall any single or partial exercise of any right, power or privilege hereunder preclude the exercise of any other right, power or privilege. No waiver of any breach of any provision shall be deemed to be a waiver of any preceding or succeeding breach of the same or any other provision, nor shall any waiver be implied from any course of dealing between the parties. No extension of time for performance of any obligations or other acts hereunder or under any other agreement shall be deemed to be an extension of the time for performance of any other obligations or any other acts. The rights and remedies of the parties under this Agreement are in addition to all other rights and remedies, at law or equity, that they may have against each other.
          i. Severability. The parties stipulate that the terms and provisions of this Agreement are fair and reasonable as of the date of this Agreement. However, if any provision of this Agreement shall be determined by a court of competent jurisdiction to be invalid, void or unenforceable, the remainder of the terms, provisions, covenants and restrictions of this Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated. If, moreover, any of those provisions shall for any reason be determined by a court of competent jurisdiction to be unenforceable because excessively broad or vague as to duration, activity or subject, it shall be construed by limiting, reducing or defining it, so as to be enforceable.
          j. Entire Agreement. This Agreement contains the entire agreement and understanding of the parties in respect of its subject matter and supersedes all prior agreements and understandings between or among the parties with respect to such subject matter.
          k. Further Assurances. From and after the date of this Agreement, upon the request of KPCB or the Company, the Company and KPCB shall execute and deliver such instruments, documents or other writings as may be reasonably necessary or desirable to confirm and carry out and to effectuate fully the intent and purposes of this Agreement.
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     IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first above written.

BIOCRYST PHARMACEUTICALS, INC.

By:	/s/ Michael A. Darwin
Name:	Michael A. Darwin
Title:	Chief Financial Officer

KLEINER PERKINS CAUFIELD & BYERS HOLDINGS, LLC

By:	/s/ Brook H. Byers
Name:	Brook H. Byers
Title:	Managing Member
[Signature Page to Nomination and Observer Agreement]